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18008042

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received

MAR 01 2018

WASH, D.C.

SEC FILE NUMBER
8-69325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.C. Flowers Securities Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 5th Avenue, 23rd Floor
(No. and Street)

New York	NY	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Johnson (212) 404-6817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw

OATH OR AFFIRMATION

I, J. Christopher Flowers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.C. Flowers Securities Co. LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

YVONNE IZNAGA
Notary Public, State of New York
No. 01IZ6137237
Qualified in Kings County
Certified in New York County
Commission Expires Nov. 21, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.C. FLOWERS SECURITIES CO. LLC

(SEC I.D. No. 8-69325)

STATEMENT OF FINANCIAL CONDITON AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This report is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of J.C. Flowers Securities Co. LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.C. Flowers Securities Co. LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2018

We have served as the Company's auditor since 2015.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash	$	657,887
Other assets		1,681
TOTAL ASSETS	$	659,568
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	46,118
Due to J.C. Flowers & Co. LLC		8,899
TOTAL LIABILITIES		55,017
MEMBER'S EQUITY		604,551
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	659,568

The accompanying notes are an integral part of the statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Note 1 - Nature of Business

J.C. Flowers Securities Co. LLC ("the Company"), was formed on June 20, 2013 as a Delaware limited liability company. The Company is wholly-owned by J. Christopher Flowers ("Managing Member") and the Company's office is located in New York. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was registered with FINRA and the SEC on November 13, 2014.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
The accompanying statement of financial condition has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the Company's statement of financial condition and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Accordingly, actual results could differ from those estimates and such differences could be material.

Income Taxes
The Company is a single member limited liability company that is treated as a disregarded entity for U.S. tax purposes. Accordingly, the Company is not subject to federal, state or foreign income taxes. The Managing Member of the Company is responsible for reporting income and losses to the extent required by Federal, State and Local income tax laws and regulations, resulting from its ownership interest in the Company. It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities. At December 31, 2017, there were no unrecognized tax benefits.

Note 3 - Concentrations of Credit Risk

Cash
The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2017, the amount in excess of insured limits of $250,000 was $407,887.

Note 4 - Commitments and Contingencies

Litigation
In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition as of and for the period ending December 31, 2017.

Note 5 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $602,870, which was $597,870 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 9% as of December 31, 2017.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers.

Note 6 - Related-Party Transactions

The Company has a services, space sharing and expense agreement with J.C. Flowers & Co. LLC ("JCF").

Under the agreement, JCF agrees to provide the Company professional and support services, including but not limited to services in the areas of account and transaction documentation, cash management, payroll support, financial reporting, recordkeeping, information technology, telecommunications and information technology support, clerical support and other resources.

Total amount incurred by JCF under this agreement at December 31, 2017 was $183,337. As of December 31, 2017, the Company owed $8,899, which is reflected as "Due to J.C. Flowers & Co" on the accompanying statement of financial condition.

Note 7 - Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through the date the statement of financial condition was available to be issued. Based upon this evaluation, the company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the statement of financial condition.

J.C. FLOWERS SECURITIES CO. LLC
767 FIFTH AVENUE, 23RD FLOOR
NEW YORK, NEW YORK 10153
TEL. 212-404-6800

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To Whom It May Concern:

J.C. Flowers Securities Co. LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a) For the period January 1, 2017 through September 30, 2017, we identified the provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and we met the identified exemption provisions for this period without exception.

b) For the period October 1, 2017 through December 31, 2017, the Company did not fit into one of the identified exemptive provisions in 17 C.F.R. §240.15c3-3(k), consistent with Footnote 74 of the adopting release for the Rule 17a-5 amendments. As such, the Company may file an Exemption Report. The Company has no obligations under 17 C.F.R. § 15c3-3 as its business activities were limited to identifying potential merger and acquisition opportunities for clients. Further, the Company did not hold customer funds or securities. The Company had no obligations under 17 C.F.R. § 240.15c3-3 for this period without exception.

I, James Christopher Flowers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Authorized Signature:

Title: CEO & Managing Director
Date: February 27, 2018

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of J.C. Flowers Securities Co. LLC:

We have reviewed management's statements, included in the accompanying J.C. Flowers Securities Co. LLC's Rule 15c3-3 Exemption Report (the "Exemption Report"), in which J.C. Flowers Securities Co. LLC (the "Company") stated:

(a) For the period January 1, 2017 through September 30, 2017, the Company identified the provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the " exemption provisions ") and the Company met the identified exemption provisions for this period without exception.

(b) For the period October 1, 2017 through December 31, 2017, the Company did not fit into one of the identified exemptive provisions in 17 C.F.R. §240.15c3-3(k), consistent with Footnote 74 of the adopting release for the Rule 17a-5 amendments. As such, the Company may file an Exemption Report. The Company has no obligations under 17 C.F.R. § 15c3-3 as its business activities were limited to identifying potential merger and acquisition opportunities for clients. Further, the Company did not hold customer funds or securities. The Company had no obligations under 17 C.F.R. § 240.15c3-3 for this period without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Deloitte & Touche LLP

February 27, 2018